                                                           OMB APPROVAL
                                                 ------------------------------
                                                  OMB Number:        3235-0058
                                                  Expires:     January 31, 2005
                                                  Estimated average burden
                                                  hours per form    2.50

                                                        SEC FILE NUMBER
                                                           001-12629
                                                 ------------------------------
                                                         CUSIP NUMBER
                                                           68158N106

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check  One):   [ ] Form  10-K [ ] Form 20-F  [ ]Form 11-K  [X]Form 10-Q
                [ ] Form N-SAR

For Period Ended:        March 31, 2003
                  ---------------------------
    [ ] Transition  Report  on  Form  10-K
    [ ] Transition  Report  on  Form  20-F
    [ ] Transition  Report  on  Form  11-K
    [ ] Transition  Report  on  Form  10-Q
    [ ] Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:  ________________________________________

  Read instruction (on back page) Before Preparing Form. Please Print or Type.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART  1-REGISTRANT  INFORMATION

OLYMPIC  CASCADE  FINANCIAL  CORPORATION
--------------------------------------------------------------------------------
Full  Name  of  Registrant

--------------------------------------------------------------------------------
Former  Name  if  Applicable

875  N.  MICHIGAN  AVENUE,  SUITE  1560
--------------------------------------------------------------------------------
Address  of  Principal  Executive  Officer  (Street  and  Number)

CHICAGO,  IL  60611
--------------------------------------------------------------------------------
City,  State  and  Zip  Code

PART  II-RULES  12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  ---  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

THE FORM 10-Q COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD DUE TO UNFORESEEN TRANSMITION ERRORS IN FILING WITH THE SECURITIES AND EXCHANGE COMMISSION BY THE COMPANY'S THIRD PARTY FILING SERVICE.
--------------------------------------------------------------------------------

PART IV--- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


ROBERT H. DASKAL            (312)                867-3413
----------------      ----------------     -------------------
(Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s).       [X] Yes        [ ]  No

--------------------------------------------------------------------------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes       [ ]   No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE COMPANY ANTICIPATES THAT THE FOR THE SECOND QUARTER OF FISCAL YEAR 2003 IT WILL REPORT A DECREASE IN TOTAL REVENUES AND A CORRESPONDING GREATER DECREASE IN EXPENSES COMPARED WITH THE SAME PERIOD OF FISCAL YEAR 2002. THE DECREASE IN TOTAL REVENUES IS PRIMARILY DUE TO A CONTINUED WEAKER OVERALL SECURITIES MARKET CAUSED BY THE GEOPOLITICAL CRISIS SURROUNDING THE CONFLICTS IN THE MID-EAST. HOWEVER, AS A RESULT OF MANAGEMENT'S EFFORTS TO REDUCE THE FIXED COSTS ASSOCIATED WITH ITS BUSINESS, THE COMPANY'S LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES WILL DECREASE $525,000 FROM $1,116,000 IN THE SECOND QUARTER OF FISCAL YEAR 2002 TO $591,000 IN THE SECOND QUARTER OF FISCAL YEAR 2003. OVERALL, THE COMPANY ANTICIPATES REPORTING A DILUTED LOSS FROM CONTINUING OPERATIONS OF $.20 PER SHARE FOR THE SECOND QUARTER OF FISCAL YEAR 2003 AS COMPARED TO A DILUTED LOSS FROM CONTINUING OPERATIONS OF $.50 PER SHARE FOR THE SECOND QUARTER OF FISCAL YEAR 2002.

--------------------------------------------------------------------------------


                     OLYMPIC CASCADE FINANCIAL CORPORATION.
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      MAY 16, 2003          By:    /s/ Mark Goldwasser
     -------------------              ------------------------
                                       MARK GOLDWASSER , CHIEF EXECUTIVE OFFICER


                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.202 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section232.12(c) of this chapter).


--------------------------------------------------------------------------------
                                    ATTENTION
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS.  (SEE 18 U.S.C. 1001).

--------------------------------------------------------------------------------